Great Basin Gold Ltd.
1020 - 800 West Pender Street
Vancouver, BC
Canada V6C 2V6
Tel 604 684∙6365
Fax 604 684∙8092
Toll Free 1 800 667∙2114
http://www.hdgold.com

GREAT BASIN OPTIONS BURNSTONE GOLD PROJECT

November 5, 2002, Vancouver, BC - Ronald W. Thiessen, President and CEO of Great Basin Gold Ltd. (TSXV-GBG; OTC.BB-GBGLF) is pleased to announce that Great Basin has entered into an Option Agreement ("the Agreement") with a private South African company, Southgold Exploration (Proprietary) Limited ("Southgold"), and its shareholders. Under the Agreement, Great Basin can, on a phased basis, purchase up to 100% of Southgold which has the right to acquire an 80% interest in the Burnstone gold property covering 400 square kilometres of the famous Witwatersrand goldfield in South Africa. The Witwatersrand forms, by far, the largest gold metallogenic district in the world with gold production to date in excess of 3.5 billion ounces. Upon exercise of the Agreement, Great Basin plans to move the Burnstone project rapidly through the feasibility and pre-production stages towards large-scale gold production. Behre Dolbear and Company Ltd. has completed a "Due Diligence Review of the Burnstone Property" for Great Basin and finds the project to be technically feasible.

Southgold has entered into a joint venture agreement with Tranter Investments (Proprietary) Limited ("Tranter"), a Black Economic Empowerment partner, whereby Tranter will acquire a 20% interest in the Burnstone project subject to certain conditions. Tranter will maintain its 20% participating joint venture interest by funding its pro-rata share of all development, construction and property costs after the completion of a Bankable Feasibility Study. Tranter has the right subject to certain conditions, to purchase on commercial terms an additional 6% participation in the Burnstone Joint Venture

The proposed acquisition of the advanced stage Burnstone gold project, coupled with the exciting developments with Hecla Mining Company at Great Basin's Hollister Development Block gold project on the Carlin Trend of Nevada, positions Great Basin to grow substantially in value as it progresses towards becoming a significant mid-tier gold producer. According to a technical review completed for Southgold by South African engineering firm The Mineral Corporation, initial potential annual gold production at Burnstone is estimated to be 144,000 ounces, which Great Basin expects could be substantially increased with additional engineering work. This production would be in addition to potential annual project production of 193,000 ounces of gold equivalent from the Hollister Development Block. Great Basin has current working capital of Cdn$17 million, no debt, and 47 million shares outstanding, which places it in a favourable financial position to facilitate rapid corporate growth.

GeoActiv (Pty) Ltd. has completed a geological assessment of the Burnstone property for Great Basin described in a "Geological Report on the Burnstone Gold Project." Deon Vermaakt, Ph.D., Pr. Sci. Nat.1, is the independent qualified person for GeoActiv, who estimated and categorized the mineral resources of the Burnstone property using mineral industry standard methods as required by Canadian Securities regulatory standards found in NI43-101. Drilling at the Burnstone gold property has outlined two adjacent areas, collectively hosting resources as follows:

BURNSTONE PROPERTY MINERAL RESOURCES1
Area	Resource Category	Cut-off Grade (cm g/t)	Tonnes	Grade (g/t)	Contained Ounces
1	Indicated (undiluted) or Indicated (diluted) [2]	0 350	10,400,000 30,000,000	17.47 5.53	5,840,000 5,330,000
2	Inferred (undiluted)	0	24,270,000	14.71	11,470,000
Total	Indicated and Inferred (undiluted)	0	34,670,000	15.53	17,310,000
[1]	Registered Professional Natural Scientist, South African Council of Natural Scientific Professions
[2]	This is the undiluted indicated resource of Area 1 fully diluted by Great Basin to an estimated mill head grade at a cut-off between 300 cm g/t and 400 cm g/t as given in the GeoActiv report.

Geoactiv also completed data verification for the project. Five drill holes, reasonably spread throughout Areas 1 and 2, were re-sampled and assayed by Lakefield Laboratories in Johannesburg, South Africa. The results for individual samples vary due to nugget effects but the weighted average grade of all the individual Kimberly Reef samples compare very favourably with earlier assays. The results for duplicate samples, analyzed by Genanalysis Laboratories in Perth, Australia, were comparable and acceptable.

The gold resources of Area 1 and Area 2 at Burnstone, which lie at relatively shallow depths of 250 to 1000 metres, compare favourably to currently operating Witwatersrand mines. The estimated diluted resource for Area 1 is comparable to the diluted grades for a number of operating Witwatersrand gold mines as shown in the following table:

OPERATING STATISTICS FOR WITWATERSRAND GOLD MINES1
Company/Mine	Depth (metres)	Diluted Gold Grade (g/t)	Operating Cost (US$/ounce)
Anglogold	3000	5.62	151
Driefontein Cons	3000	6.04	158
Harmony (Elandskraal)	3000	4.35	199
Harmony (Evander)	2000	5.57	170
Harmony (Freestate)	2000	4.55	218
Harmony (Randfontein)	1000	3.90	177
Kloof Company	3200	7.61	155
St. Helena (Beatrix & Oryx)	2000	5.16	169
St. Helena	1200+	6.19	139
Placer Dome Western Areas JV	3000+	8.30	200

1After South African Chamber of Mines - (4th Quarter 2001).

The Burnstone gold property is located southeast of the town of Balfour, approximately 100 kilometres southeast of Johannesburg. It lies in open, rolling country, traversed by major paved highways, railroads and power lines providing excellent infrastructure. Lying in the world's greatest gold repository, skilled labour, mining expertise, equipment, process facilities, and development capital are all at hand to support efficient development of the project.

Great Basin can exercise its option and complete its purchase of Southgold by making cash, share and share purchase warrant payments to its shareholders in two staged tranches, totaling US$3.25 million (of which US$1.25 million is paid on signing), 21 million shares and 10.5 million share purchase warrants exercisable at US$0.75 for one year from the date of grant. The exercise of the share purchase warrants are subject to an acceleration clause.

On exercise of tranche one Great Basin will acquire 49% of Southgold, providing it exercises tranche two, for payments made on or before April 30, 2003, of US$2 million cash, 10 million common shares and 5 million share purchase warrants. A finder's fee of about 2% is payable in the event tranche one is exercised. The remaining 51% of Southgold can be acquired, at Great Basin's option, by a second tranche of payments, made on or before January 31, 2004, of 11 million common shares and 5.5 million share purchase warrants. If a Bankable Feasibility Study is not completed by January 31, 2004, Great Basin can make 50% of the second tranche payments on each of January 31, 2004 and July 31, 2004. Any Great Basin shares which may be issued to Southgold shareholders are subject to a voting trust agreement, whereby the holders undertake to vote with Great Basin management for a period of five years. Southgold shareholders will be entitled to nominate two members to the Board of Directors of Great Basin. Also, additional shares may become issuable by Great Basin to Southgold's shareholders depending on certain outcomes with respect to the Bankable Feasibility Study, such as the quantity of gold reserves, gold production costs, and the actual cost of the study.

In addition to the foregoing Great Basin has committed to an initial US$1.5 million work program, including in-fill drilling at Burnstone. This initial work program has been agreed upon by a Management Committee consisting of Great Basin, Southgold and Tranter. Results from this program will be incorporated into the Bankable Feasibility Study. The Agreement is subject to TSX Venture acceptance.

Great Basin is evolving into a substantial mid-tier gold company based on its long-lived assets that management believes can deliver superior returns at current gold prices. The Company, as part of the Hunter Dickinson group, has focused on the acquisition of gold projects that have the potential to be brought through the advanced exploration, feasibility and production stage over a few years. This started with the Ivanhoe gold property, located on the Carlin Trend of Nevada, where one million gold-equivalent ounces have been outlined by Great Basin in a high-grade gold-silver vein system within the Hollister Development Block. This inferred resource is contained within 719,000 tons grading 1.29 oz gold/ton and 7.0 oz silver/ton. There is excellent potential to build substantial further high-grade gold resources from these and numerous additional vein structures.

Hecla Mining Company, which is funding project development to earn a 50% interest in the Hollister Development Block from Great Basin, is completing engineering and permitting work to facilitate an underground drive into the gold veins. Current economic modelling forecasts annual project production to be approximately 180,000 ounces of gold and 920,000 ounces of silver, at cash cost of US$114 per gold equivalent ounce. Due to the close proximity of several competing processing plants and the relatively easy access to develop the high-grade veins, the total capital cost of the project, to be entirely funded by Hecla, is forecast at an exceptionally low US$22 million.

Great Basin Directors, Mr. Robert Hunter and Mr. Robert Dickinson jointly released a statement to say "The gold resources and production potential of the Burnstone project significantly enhance Great Basin's drive towards becoming a substantial mid-tier gold producer. We are confident that Great Basin will achieve substantial annual gold production in two of the world's richest goldfields, the Carlin Trend of Nevada and the Witwatersrand of South Africa, which will lead to a significant revaluation of the Company."

For further details, including maps on the Burnstone Gold Property and the Ivanhoe Gold Property, please visit the Great Basin website at www.hdgold.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Ronald W Thiessen

Ronald W. Thiessen
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission